Law Office of BRIAN P. SIMON
______________________________________________
Attorneys at Law

November 13, 2014

Pamela Long
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington DC  20549

Re:	ABCO Energy, Inc. Response to November 12, 2014 SEC Comments to
Amendment No. 3 to Registration Statement on Form 10 Filed August 20, 2014
File No. 000-55235

Ms. Long:

Our responses to your Comment Letter dated November 12, 2014,  appear directly below each of the comments.  If we have done what has been requested, or the subject word, phrase, sentence or paragraph, as the case may be, has been deleted, we state “Done”; if not, we will make the appropriate comments.

General

1.           Given that the written acknowledgement you provided in response to comment one of our letter dated October 14, 2014 references specific amendment numbers, you will need to submit another written acknowledgement if you file another amendment. Please note that the written acknowledgement does not need to refer to the specific amendment numbers and can refer to the filings generally.

Response:                      Not Applicable. A new Amendment  is not being filed herewith.

Amendment No. 3 to Registration Statement on Form 10

Management's Discussion and Analysis. . . , page 8

Fiscal Year Ended December 31, 2013 . . . , page 12

10562 Eastborne Ave • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408

Pamela Long
Securities and Exchange Commission
November 13, 2014

Statements of Cash Flows, page 13

2.           We note your response to comment 16 of our letter dated October 14, 2014. In your response, you stated that you eliminated those portions of the supplier lines of credit discussion that were either immaterial and/or confusing. Please tell us supplementally why you believe your supplier lines of credit are immaterial. In your discussion, please address your statement that the changes in your major supplier programs decreased the use of your working capital for materials. Please also address your deleted statement that your supplier lines of credit significantly increase your ability to make larger sales and take on multiple projects without using available capital for products. If your supplier lines of credit are a material source of your liquidity, please disclose the limits of such lines of credit.

Response:
Please tell us supplementary why you believe your supplier lines of credit are immaterial.

ANS: Most businesses have supplier lines of credit.  Without lines of credit, all material and services provided to the business must be paid in cash.  This decreases available capital for all needs in the short term.  Because all businesses have some lines of credit, it is not essential to mention that our business has lines of credit.  The lines of credit disclosure is immaterial here  because it is common place in our industry  and other such  businesses do not disclose or discuss their credit lines.

In your discussion, please address your statement that the changes in your major supplier programs decreased the use of your working capital for materials.

ANS: Working capital is defined as the difference between current assets and current liabilities. When we change our suppliers and the terms are different, the result can affect working capital.  For instance, some creditors give dating, pay over many month terms, and most give 30 days.  In the case of our changes, the supplier required ABCO to pay on thirty day terms and they paid us on 30 or more days terms, most of the time longer.  We were therefore shifting to using cash and not getting paid.  This only happens in the business when suppliers provide customer financing and builder products.  The suppliers make the rules.  They supply the product and the financing to the customer.  We do the work, purchase the material from them and they pay us when they want to.  At one time they had our receivables out six months and we were paying our payables in thirty days.  Then they changed this policy at year end and paid their own material bills and reduced the payment to ABCO.  Our receivables reduced dramatically and so did the payables.  Both accounts reflected on the total of working capital.  Since we began to collect on the receivables, which stopped growing in the same ratio, this increased available cash.  Eventually the program balanced out and we were able to stop doing business with this type of supplier and others with similar programs.

10562 Eastborne Ave • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408

Pamela Long
Securities and Exchange Commission
November 13, 2014

Please also address your deleted statement that your supplier lines of credit significantly increase your ability to make larger sales and take on multiple projects without using available capital for products.

ANS: Over a period of time, most businesses can increase the lines of credit with their suppliers.  This has a two fold affect on working capital.  It increases the ability to buy items like inventory, retain cash and carry larger accounts receivable balances, all current assets.  Some working capital for these items are supplied by the increase in accounts payable, a current liability.  This has an effect on the working capital as it is increased by the change in the ratio of the two items to each other.  We can now buy products and services on credit, not use our cash until we are paid on by the customer and this allows us to have more customers or larger projects with available cash. Sales can increase because the same amount of cash can carry a larger accounts receivable and available inventory of goods and services do to the larger accounts payable. Because this process is common place in our industry and our lines of credit change constantly, we deleted the statement.

If your supplier lines of credit are a material source of your liquidity, please disclose the limits of such lines of credit.

ANS:  The supplier lines of credit are a material source of liquidity to all businesses.  We have many suppliers so it is not possible to provide an accurate number to quantify the credit lines.  An estimate may be that we had a $10,000 line of credit with one supplier in 2008 when we started business.  We now have over $400,000 with just three of our suppliers and this is not the total because the number changes daily, as it does in all business.  Because the supplier lines were important to our available working capital and we can supply product to customers now that we could not supply in 2008, supplier lines are a material source of our liquidity.

We trust that the above responses have  fully  answered all of the above comments.  If there are any further comments , please advise.

Very truly yours,

/s/ Brian P. Simon Brian P. Simon

cc: Ms. Jessica Dickerson

Mr. Charles O’Dowd

BPS:dm

10562 Eastborne Ave • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408